Filed Pursuant to Rule 433

Registration Number 333-180182

Supplementing the Preliminary

Prospectus Supplement dated

August 8, 2012 and the Prospectus

Dated March 16, 2012

$300,000,000

3.400% Senior Notes Due 2022

Leggett & Platt, Incorporated

August 8, 2012

Pricing Term Sheet

Issuer	Leggett & Platt, Incorporated
Expected Issuer Ratings*	Baa1 (stable)/BBB+ (stable) (Moody’s/S&P)
Format	SEC Registered
Principal Amount Trade Date	$300,000,000 August 8, 2012
Settlement Date	August 15, 2012 (T+5)
Maturity	August 15, 2022
Interest Payment Dates	February 15 and August 15 commencing on February 15, 2013
Benchmark Treasury	1.75% due May 15, 2022
Benchmark Treasury Yield	1.635%
Spread to Benchmark Treasury	T + 180 bps
Yield to Maturity	3.435%
Coupon	3.400%
Optional Redemption:	Prior to May 15, 2022, T + 30 bps On or after May 15, 2022, at par
Price to Public	99.706%
Underwriting Discount	0.650%
Price to Issuer	99.056%
CUSIP/ISIN	524660 AW7/US524660AW77
Joint Book-Running Managers	J.P. Morgan Securities LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Senior Co-Manager	Mitsubishi UFJ Securities (USA), Inc.
Co-Managers	PNC Capital Markets LLC RBS Securities Inc. Suntrust Robinson Humphrey, Inc. TD Securities (USA) LLC Comerica Securities, Inc. Fifth Third Securities, Inc. UMB Financial Services, Inc.
Pro Forma Ratio of Earnings to Fixed Charges	Six months ended June 30, 2012	Year ended December 31, 2011
Pro forma ratio of earnings to fixed charges	5.2	4.5

*Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

The underwriting agreement provides that the closing will occur on August 15, 2012, which is five business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should also consult their own advisors in this regard.

The issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P.Morgan Securities LLC collect 212-834-4533, or Wells Fargo Securities, LLC toll-free at 800-326-5897 .

This pricing term sheet supplements the preliminary prospectus supplement filed by Leggett & Platt on August 8, 2012 relating to its Prospectus dated March 16, 2012.